                            File No. __________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC, 20549

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APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS
FROM THE PROVISIONS OF SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT
AND RULE 22c-1 THEREUNDER

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Nationwide Life Insurance Company
and its Nationwide Variable Account-II

And

Nationwide Investment Services Corporation

One Nationwide Plaza, Columbus, Ohio 43215

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Communications to:
Jamie Ruff Casto
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215

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Dated: February 12, 2010

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
	)	APPLICATION FOR
Nationwide Life Insurance Company	)	AN ORDER OF
	)	EXEMPTION
Nationwide Variable Account-II	)	PURSUANT TO
	)	SECTION 6(c) OF THE
and	)	INVESTMENT COMPANY
	)	ACT OF 1940
Nationwide Investment Services Corporation	)	FROM
	)	SECTIONS 2(a)(32) AND
One Nationwide Plaza	)	27(i)(2)(A) OF THE ACT
Columbus, Ohio 43215)		AND RULE 22c-1
	)	THEREUNDER
)
)
)

I. INTRODUCTION
This Application is filed by Nationwide Life Insurance Company (“NWL”), Nationwide Variable Account-II (the “Separate Account”), and Nationwide Investment Services Corporation (“NISC”) (collectively, the “Applicants”).  The Applicants hereby request the Securities and Exchange Commission (the “Commission”) to issue an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to exempt them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of certain bonus credits applied to purchase payments with respect to: (1) the deferred variable annuity contract that NWL is filing contemporaneously with this Application (the “Current Contract”), (2) any deferred variable annuity contracts substantially similar to the Current Contract that NWL or any of its affiliated insurance companies may issue in the future (the “Future Contracts”) (the Current Contract and Future Contracts referred to collectively as the “Contracts”), (3) any other separate accounts of NWL or its affiliated insurance companies, and their successors in interest1 (“Other Accounts”) that support the Contracts, and (4) any Financial Industry Regulatory Authority, Inc. (“FINRA”) member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future may act as principal underwriter for the Contracts (“Other Underwriters”).
NWL intends to  recapture the bonus credits from the Contracts: (1) if and when an owner of a Contract (a “Contract Owner”) exercises his or her “free look” right; (2) in the event of a Contract Owner’s death within 12 months of the bonus credit being applied, and any bonus credits applied after the Contract Owner’s death (unless the deceased Contract Owner’s spouse

1 Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a merger, a change in control or a change in the type of business organization.

chooses to continue the Contract), or (3) upon a surrender or withdrawal from the Contract where the contingent deferred sales charge (“CDSC”) is waived due to the Contract Owner invoking the Long-Term Care/Nursing Home and Terminal Illness Waiver, as defined in the Contract, in which event NWL will recapture all bonus credits applied during the 12 months prior to receipt of such confinement to a nursing home or long-term care facility, or date of diagnosis, as applicable.

II. STATEMENT OF FACTS
A.           Previous Exemptive Relief
The Applicants have previously received orders for exemptive relief to permit, with respect to an earlier class of contracts (the “Prior Contracts”), the recapture of certain bonus credits.2  Those orders encompassed relief for future contracts substantially similar to the Prior Contracts.  Applicants assert that the Current Contract differs from the Prior Contracts in the following respects: (1) The bonus credits are part of the base contract, as opposed to being optional riders.  (2) The CDSC in the Current Contract is slightly higher. (3) The Current Contract offers two optional guaranteed lifetime withdrawal riders, which were not contemplated in the Prior Contracts.3 (4) The circumstances under which NWL will recapture the bonus credits is different than contemplated in previous applications.  Because the Applicants believe the Commission may view these differences as material, the Applicants are seeking an additional order as set forth in this Application.

2 See, Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 26349 (Feb. 9, 2004) (notice) and 26382 (Mar. 11, 2004) (order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 25913 (Jan. 24, 2003) (notice) and 25938 (Feb. 20, 2003) (order); and Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 24221 (Dec. 23, 1999) (notice) and 24256 (Jan. 19, 2000) (order).

3 The guaranteed lifetime withdrawal riders are: 5% Lifetime Income Option, which was reviewed by the Staff of the Commission in connection with 1933 Act File No. 333-103093 (filed Dec. 14, 2005, effective Feb. 14, 2006); and 10% Lifetime Income Option, which was reviewed by the Staff of the Commission in connection with 1933 Act File No. 333-103093 (filed Jul. 9, 2008, effective Sept. 12, 2008).

B.           The Applicants
1.           Nationwide Life Insurance Company
NWL is a stock life insurance company organized under the laws of the State of Ohio.  NWL offers traditional group and individual life insurance products as well as group and individual variable and fixed annuity contracts.  NWL is wholly owned by Nationwide Financial Services, Inc. (“NFS”).
2.           Nationwide Variable Account-II
On October 7, 1981 the Nationwide Spectrum Variable Account was established pursuant to Ohio law for the purpose of funding variable annuity contracts.  On April 1, 1987, the Board of Directors for NWL changed the name of the Nationwide Spectrum Variable Account to Nationwide Variable Account-II.  The assets of the Separate Account attributable to contracts issued through the Separate Account are owned by NWL, but are held separately from all other assets of NWL for the benefit of the owners of, and the persons entitled to payment under, annuity contracts issued through the Separate Account.  Consequently, assets of the Separate Account are not chargeable with liabilities arising out of any other business that NWL may conduct.  Income, gains and losses, realized or unrealized, from each subaccount of the Separate Account are credited to or charged against that subaccount without regard to any other income, gains or losses of NWL.  The Separate Account is a “separate account” as defined by Rule 0-1(e) under the Act and is registered with the Commission as a unit investment trust (File No. 811-3330)4.  Interests in the Current Contract will be registered under the Securities Act of 1933, as amended (the “1933 Act”), on form N-4.

4 Pursuant to Rule 0-4 under the Act, this file is incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

The Separate Account is divided into subaccounts.  Each subaccount invests exclusively in shares of one of several series-type open-end management investment companies, including an affiliated open-end management investment company.  The assets of the Separate Account support other variable annuity contracts in addition to the Current Contract.  NWL may issue Future Contracts through the Separate Account and through Other Accounts of NWL.
3.           Nationwide Investment Services Corporation
NISC is a wholly owned subsidiary of NWL.  It serves as the general distributor and principal underwriter of the Current Contract, as well as a number of other NWL variable annuity contracts and variable life insurance policies.  NISC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.
NISC also serves as the general distributor and principal underwriter of a number of variable annuity contracts and variable life insurance policies of NWL’s wholly owned subsidiary, Nationwide Life and Annuity Insurance Company.  NISC may, in the future, act as the general distributor and principal underwriter for Future Contracts.  Additionally, Future Underwriters may act as general distributor and principal underwriter of Future Contracts.
C.           The Current Contract
1.           Generally
The Current Contract is an individual flexible premium deferred variable annuity contract that NWL may issue to individuals on a “non-qualified” basis or in connection with employee benefit plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”).  The Current Contract requires an initial purchase payment of $10,000.  If the Contract owner elects make subsequent purchase payments, they must be at least $1,000 each ($150 each if submitted via automatic electronic transfer).

The Current Contract makes available a number of subaccounts of the Separate Account to which a Contract Owner may allocate purchase payments and associated bonus credits (described below) and to which an owner may transfer contract value.  The Current Contract also offers fixed-interest allocation options under which NWL credits guaranteed rates of interest for various periods.  Subject to certain restrictions, a Contract Owner may make transfers of contract value at any time among and between the subaccounts, and among and between the subaccounts and the fixed-interest allocation options.
The Current Contract offers a variety of annuity payment options.  The Contract Owner may annuitize any time following the second contract anniversary.  In the event of a Contract Owner’s (or the Annuitant’s, if any Contract Owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death benefit in the form of one of the annuity payment options instead of a lump sum.  The Current Contract also offers living benefits that guarantee a minimum income benefit or lifetime withdrawals. In general, the Contracts offer all of the features typically found in variable annuity contracts today.
2.           Deductions and Charges
The Current Contract assesses a Mortality and Expense Risk Charge equal to an annualized rate of 1.65% of the daily net assets of the Separate Account for the first eight contract years.  Beginning with the ninth contract year, the Mortality and Expense Risk Charge is equal to an annualized rate of 1.30% of the daily net assets of the Separate Account.
The Current Contract assesses an Administrative Charge equal to an annualized rate of 0.20% of the daily net assets of the Separate Account.

The Current Contract assesses a Contingent Deferred Sales Charge (“CDSC”) upon certain surrenders from the contract.  The CDSC schedule is as follows:
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5	6	7	8+
CDSC Percentage	8%	8%	8%	7%	6%	5%	4%	3%	0%

The Current Contract permits a certain amount of CDSC-free withdrawals each year.  This annual “free-out” amount is equal to 10% of purchase payments that are subject to a CDSC (such amount being net of any purchase payments previously withdrawn that were already subject to the CDSC).  Additionally, no CDSC is assessed: upon the annuitant’s death, upon annuitization of the contract, when distributions are necessary in order to meet minimum distribution requirements under the Code and under an age-based “free-withdrawal” program that allows Contract Owners to take systematic withdrawals of certain contract value percentages at specified ages without incurring a CDSC.  Finally the Current Contract includes a Long-Term Care/Nursing Home and Terminal Illness Waiver at no additional charge that allows a Contract Owner to withdraw value from their contract free of CDSC if, under certain circumstances, the Contract Owner is confined to a long-term care facility or hospital, or if the Contract Owner is diagnosed with a terminal illness.
3.           Living Benefits
An owner may purchase one of two optional living benefit riders described below, subject to state availability.  The Applicants may add other optional living benefit riders to the Current Contract in the future.
a.           5% Lifetime Income (“5% L.Inc”) Option
The 5% L.Inc Option provides for lifetime withdrawals, up to a certain amount each year, even after the contract value is zero for the duration of the Contract Owner’s lifetime.  The 5% L.Inc Option calculates the benefit base using a 5% simple interest calculation.  In exchange for the 5% L.Inc Option, NWL assesses an annual charge not to exceed 1.00% (currently, 0.85%) of the current benefit base.
NWL also offers a 5% Spousal Continuation Benefit whereby the spouse of a deceased Contract Owner can continue to receive the benefits associated with the 5% L.Inc Option for the rest of his or her lifetime.  In exchange for the 5% Spousal Continuation Option, NWL assesses an annual charge equal to 0.15% of the current benefit base.
The charges for the 5% L.Inc Option and the 5% Spousal Continuation Benefit are taken via redemption of accumulation units.  The 5% L.Inc Option and the 5% Spousal Continuation Benefit are only available for Current Contracts issued in the State of New York.
b.           10% Lifetime Income (“10% L.Inc”) Option
The 10% L.Inc Option is substantially the same as the 5% L.Inc Option except that it calculates the benefit base using a 10% simple interest calculation.  In exchange for the 10% L.Inc Option, NWL assesses an annual charge not to exceed 1.20% (currently, 1.00%) of the current benefit base.
NWL also offers a 10% Spousal Continuation Benefit whereby the spouse of a deceased Contract Owner can continue to receive the benefits associated with the 10% L.Inc Option for the rest of his or her lifetime.  In exchange for the 10% Spousal Continuation Option, NWL assesses an annual charge not to exceed 0.30% (currently, 0.20%) of the current benefit base.
The charges for the 10% L.Inc Option and the 10% Spousal Continuation Benefit are taken via redemption of accumulation units.  The 10% Spousal Continuation Benefit is not available for Current Contracts issued in the State of New York.
4.           Death Benefit
The Current Contract provides for a death benefit to be paid to the designated beneficiary(ies) upon the death of the annuitant prior to annuitization.  The death benefit will be the greater of the contract value or the total of all purchase payments, less an adjustment for amounts surrendered.  There is no charge for this death benefit.  In lieu of the standard death benefit, the Contract Owner can elect one of three available death benefit options, each of which assesses an additional charge.
a.           One-Year Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any contract anniversary before the annuitant’s 86th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ration of $3,000,000 to the total of all purchase payments made to the contract.
This rider option is only available for Current Contracts where the annuitant is age 80 or younger at the time of application.  An annualized charge equal to 0.20% of the daily net assets of the Separate Account is assessed for the election of this rider option.
b.           One-Month Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; or (3) the highest contract value on any monthly contract anniversary before the annuitant’s 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ration of $3,000,000 to the total of all purchase payments made to the contract.
This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application.  An annualized charge equal to 0.35% of the daily net assets of the Separate Account is assessed for the election of this rider option.
     c.           Combination Enhanced Death Benefit Option
For Current Contracts with total purchase payments equal to or less than $3 million at the time of death, the amount of the death benefit will be the greatest of: (1) the contract value; (2) the total of all purchase payments, less an adjustment for amounts surrendered; (3) the highest contract value on any contract anniversary before the annuitant’s 81st birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary; or (4) the 5% interest anniversary value, which is equal to purchase payments minus amounts surrendered, accumulated at 5% compound interest until the last contract anniversary prior to the annuitant’s 81st birthday.  Such total accumulated amount shall not exceed 200% of the net of purchase payments and amounts surrendered.
For Current Contracts with total purchase payments greater than $3 million at the time of death, the amount of the death benefit will be calculated using the following formula: (A x F) + B(1-F) where A equals the death benefit described above, B equals the contract value, and F equals the ration of $3,000,000 to the total of all purchase payments made to the contract.
This rider option is only available for Current Contracts where the annuitant is age 75 or younger at the time of application.  An annualized charge equal to 0.45% of the daily net assets of the Separate Account is assessed for the election of this rider option.
     d.           Spousal Protection Feature
The standard death benefit and each of the death benefit riders include a Spousal Protection Feature at no additional charge.  This feature allows a surviving spouse to continue to contract while receiving the economic benefit of the death benefit upon the death of the other spouse.
5.           Beneficiary Protector Option II
The Current Contracts offer the Beneficiary Protector Option II as an optional rider.  This option provides that upon the death of the annuitant, and in addition to any death benefit payable, NWL will credit an additional amount to the Current Contract equal to either 40% (if the annuitant is age 70 or younger at the time of application) or 25% (if the annuitant is age 71 to 75 at the time of application) of adjusted earnings.  If no co-annuitant is named, the optional benefit and its associated charge will terminate after the application of the earnings enhancement.  If a co-annuitant is named and such surviving co-annuitant is 75 or younger at the time of the first annuitant’s death, the option will “reset” upon the death of the first co-annuitant and a second earnings enhancement will be applied upon the death of the second annuitant.  If the surviving co-annuitant is older than 75 at the time of the first annuitant’s death, the optional benefit and its associated charge will terminate.  This rider option is not available for Current Contracts where the annuitant is older than age 75 at the time of application.  Earnings enhancements applied under this option are considered earnings, not purchase payments.

An annualized charge of 0.35% of the daily net assets of the Separate Account is assessed for election of this rider option.  Additionally, allocations made to the fixed account are assessed a charge of 0.35% by means of a decreased interest crediting rate.
6.           Bonus Credit
For the first contract year, NWL will apply a credit (the “Credit”) to each Current Contract equal to 5% of each purchase payment made to that contract.  The Credit, which is funded by NWL’s general account, will be allocated among the subaccounts and the fixed account in the same proportion and at the same time that the purchase payment is allocated to the Current Contract.  For purposes of all benefits and taxes under the Current Contract, Credits are considered earnings, not purchase payments.
NWL proposes to recapture Credits in several circumstances.  First, NWL proposes to recapture Credits in the event that the Contract Cwner exercises his or her “free look” right.  Second, NWL proposes to recapture Credits applied since or within 12 months prior to the Contract Owner’s death (unless the deceased Contract Owner’s spouse chooses to continue the Current Contract).  Third, NWL proposes to recapture Credits upon a surrender or withdrawal of purchase payments where the CDSC is waived under the terms of the Long-Term Care/Nursing Home and Terminal Illness Waiver, as defined in the Current Contract, in which event NWL will recapture all Credits applied during the 12 months prior to receipt of such long-term care or nursing home confinement, or date of diagnosis, as applicable.
Because of the proposed recapture provisions discussed above, the Credits only vest after the recapture period for the Credits expires.  During the free look period, no Credits are vested.  After the end of the free look period, all Credits are fully vested 12 months after the date NWL applies them to the Contract Owner’s contract value.

D.           Contract Design and Assumptions
NWL provides the bonus credit from its general account on a guaranteed basis.  The Current Contract is designed to be a long-term investment vehicle and, consistent with this design, NWL contemplates that a Contract Owner will retain his or her Current Contract over an extended period.  NWL designed the Current Contract so that it would recover its costs (including the Credits) over an anticipated duration while a Current Contract is in force.  If NWL pays a death benefit or the Contract Owner takes a withdrawal or surrender before the end of this anticipated period, or if a Contract Owner withdraws his or her money during the free look period, NWL will not have had sufficient time to recover its costs associated with providing the bonus credits, and will incur a loss.
E.           Request for Exemption
The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the Act to exempt the Applicants with respect to (1) the Current Contract, (2) Other Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of all or a portion of the Credits where such Credits were applied and (1) the Contract Owner exercises his or her “free look” right, (2) in the event of the Contract Owner’s death within 12 months of the Credit being applied and any Credits applied after the Contract Owner’s death (unless the deceased Contract Owner’s spouse chooses to continue the Contract), or (3) upon a surrender or withdrawal where the surrender charge is waived due to the Contract Owner invoking the Long-Term Care/Nursing Home and Terminal Illness Waiver, as defined in the Contract, in which event NWL will recapture all Credits applied during the 12 months prior to confinement to a nursing home or long-term care facility, or date of diagnosis, as applicable.5

III. APPLICABLE LAW AND LEGAL ANALYSIS
A.	Applicable Law

1.	Section 27(i)(2)(A)
Subsection (i) of Section 27 of the Act provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it shall be unlawful for a registered separate account funding variable insurance contracts or a sponsoring insurance company of such account to sell a contract funded by the registered separate account unless, among other things, such contract is a redeemable security.

2.	Section 2(a)(32)
Section 2(a)(32) of the Act defines a “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

3.	Rule 22c-1
Section 22(c) of the Act authorizes the Commission to make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in,

5 The order requested herein, for relief to recapture bonus credits applied to contract value under the Contracts, is similar to the relief granted to other insurance companies to recapture varying levels of bonus credits applied to contract value under certain variable annuity contracts. See ING USA Annuity and Life Insurance Company, et al., Inv. Co Act Rel. Nos. 28646 (Mar. 13, 2009) (notice) and 28687 (April 3, 2009) (order); Prudential Annuities Life Assurance Corp., et al., Inv. Co. Act Rel. Nos. 28354 (Aug. 8, 2008) (notice) and 28373 (Sept. 3, 2008) (order); Minn. Life Ins. Co., et al., Inv. Co. Act Rel. Nos. 28321 (June 26, 2008) (notice) and 28334 (July 22, 2008) (order); Golden American Life Ins. Co. (NKA ING USA Annuity and Life Ins. Co.), et al, Inv. Co. Act Rel. Nos. 24915 (Mar. 26, 2001) (notice) and 24941 (Apr. 17, 2001) (order).

the redeemable securities of any registered investment company to accomplish the same purposes as contemplated by Section 22(a) of the Act.  Rule 22c-1 thereunder imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated.  Specifically, Rule 22c-l, in pertinent part, prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption, or of an order to purchase or sell such security.
4.	Section 6(c)
Section 6(c) of the Act authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from the provisions of the Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Legal Analysis
To the extent that the recapture of the Credits could be seen as resulting in the redemption of a security at a price other than at the security’s current net asset value, or could be viewed as resulting in the payment to a Contract Owner of less than his or her proportional share of the issuer’s net assets in violation of Section 2(a)(32) or 27(i)(2)(A) of the Act, NWL’s recapture of Credits would trigger the need for relief absent some exemption from the Act.  To date, there exists no such exemption in the Act or the rules promulgated thereunder for the recapture of bonus credits that have been applied to variable annuity contracts.
1. Redemption of a Security at a Price Other than the Security’s Current Net Asset Value
The Applicants contend that the recapture of the Credit would not result in a violation of Section 22(c) and Rule 22c-1, which prohibit, among other things, the redemption of a security at a price other than the security’s current net asset value.  The Applicants argue that the recapture procedures described herein do not involve either of the evils or harmful events that Rule 22c-1 was intended to eliminate or reduce, namely: (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption or repurchase at a price above it; and (2) other unfair results including speculative trading practices.6  These evils were the result of backward pricing, the practice of pricing a mutual fund share based on the per share net asset value determined as of the close of the market on the previous day.  Backward pricing diluted the value of outstanding mutual fund shares by allowing investors to take advantage of increases or decreases in net asset value that were not yet reflected in the mutual fund share price.
The Applicants submit that the recapture of Credits described herein does not pose such a threat of dilution.  To recapture any Credit, NWL will redeem Contract Owners’ interest in the subaccounts at a price determined on the basis of current subaccount accumulation unit values.  In no event will the amount recaptured be more than the amount of the Credit that NWL paid out of its general account.  Although Contract Owners will be entitled to retain any investment gain attributable to the Credit, the amount of such gain will be determined on the basis of the current

6 Investment Company Act of 1940 Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

net asset value of the respective subaccount.  Thus, no dilution will occur upon recapture of the Credit.
The Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of the Credit.  Variable annuities are designed for long-term investment, and by their nature, do not lend themselves to the kind of speculative short-term trading that Rule 22c-1 was designed to prevent.  Furthermore, the process of recapturing Credits simply does not create the opportunity for speculative trading.
To avoid any uncertainty as to full compliance with the Act, the Applicants request an exemption from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit them to recapture Credits under the Contracts issued in conjunction with the Separate Account and any Other Accounts.
2. Depriving a Contract Owner of His or Her Proportional Share of the Separate Account’s Net Assets
The Applicants submit that recapturing the Credits will not deprive a Contract Owner of his or her proportionate share of the Separate Account’s current net assets.  The Applicants state that a that until NWL has recouped the expense it incurred in providing the Credits, the Credits (although not the earnings on such amounts) remain assets of NWL until the time that such amounts vest with the Contract Owner.  The period of time during which the Credits are not vested is the vesting period.  The Applicants submit that until the vesting period expires, NWL retains the right to and interest in each Contract Owner’s contract value in an amount equal to the dollar amount of any unvested Credits.  Therefore, if NWL recaptures any part of a Credit in the circumstances described herein, it would merely be retrieving its own assets.  To the extent that

NWL recaptures unvested Credits in connection with the Current Contract, it would not deprive any Contract Owner of his or her proportionate share of the Separate Account’s assets, and thus would not violate the Act.
To avoid any uncertainty as to full compliance with the Act, the Applicants request an exemption from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent deemed necessary to permit them to recapture Credits under the Contracts issued in conjunction with the Separate Account and any Other Accounts.
3.	Equitable Grounds for Exemptions
The Applicants submit that the Commission should grant the exemptions requested in this Application even if the Credit provisions arguably conflict with Sections 2(a)(32) or 27(i)(2)(A) of the Act or Rule 22c-1 thereunder.  The Credit provisions are generally beneficial to the Contract Owner.  The recapture provisions of the Current Contracts temper this benefit somewhat, but unless the Contract Owner dies, the Contract Owner retains the ability to avoid the Credit recapture in the circumstances described herein.  The Credit recapture provisions are necessary for NWL to offer the Credits and avoid anti-selection against it.
The Applicants submit that it would be inequitable to NWL to permit a Contract Owner to keep his or her Credits upon his or her exercise of the Current Contract’s free look provision.  Because no CDSC applies to the exercise of the free look right, the Contract Owner could obtain a quick profit in the amount of the Credit at NWL’s expense by exercising that right immediately after the Credits were applied to the Current Contract.
The Applicants further submit that it would be inequitable to permit a Contract Owner or beneficiary to keep Credits in those situations where the annuitant dies within 12 months of applying a Credit, or the Contract Owner takes a surrender or withdrawal from the Current

Contract without a CDSC under the terms of the Long-Term Care/Nursing Home and Terminal Illness Waiver within 12 months of applying a Credit.  In these situations, NWL would be unable to recover the cost of granting the Credits because they would be redeemed out of the Current Contract before enough time passed for NWL to recoup the associated costs through the assessment of charges, particularly the daily Mortality and Expense Risk Charge and the daily Administrative Charge.  NWL simply cannot offer the proposed Credits without the ability to recapture those Credits in the limited circumstances described herein.
4.	Exemptions are Necessary and Appropriate
The Applicants submit that their request for an Order that is applicable to the Contracts and Other Accounts, as well as Other Underwriters, is appropriate in the public interest.  The Applicants state that such Order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of the Applicants’ resources.  The Applicants argue that investors would not receive any benefit or additional protection by requiring the Applicants to repeatedly seek exemptive relief that would present no issue under the Act tht has not already been addressed in the Application described herein.  The Applicants submit that filing additional applications would impair their ability to effectively take advantage of business opportunities as they arise.  Furthermore, the Applicants state that if they were repeatedly required to seek exemptive relief with respect to the same issues addressed in the Application described herein, investors would not receive any benefit or additional protection thereby.
The Applicants further submit, based on the grounds summarized above, that their exemptive request meets the standards set out in Section 6(c) of the Act, namely, that the exemptions requested are necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and that, therefore, the Commission should grant the requested order.

IV. REQUEST FOR AN ORDER
For the reasons set forth in this Application, the Applicants submit that the proposed Substitutions meet the standards of Section 6(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 6(c) of the Act allowing the recapture of Credits as described in this Application, and that such order be made effective as soon as possible.

V. PROCEDURAL MATTERS RELATING TO THIS APPLICATION
The Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order or questions or comments concerning this Application should be directed to:
Jamie Ruff Casto, Esq.
Nationwide Insurance
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215
(614) 249-8782

Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant.
Under the Articles of Incorporation of NWL, its business and affairs are to be conducted by its Board of Directors.  The business and affairs of the Separate Account, as a unit investment trust, is conducted by NWL as depositor pursuant to NWL’s Articles of Incorporation and By-Laws.

Under the Articles of Incorporation and By-Laws of Nationwide Investment Services Corporation, its business and affairs are to be conducted by its parent company, NWL.
In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of each entity authorizing the appropriate officers of each entity, respectively, to prepare, execute, and file this Application with the Commission.  All the requirements of the governing documents of each entity have been complied with in connection with the execution and filing of this Application.  The resolutions and statements of authority required under Rule 0-2(c)(1) under the Act are attached hereto as Exhibit A.  Such resolutions and statements of authority authorize the preparation, execution, and filing of the Application by the officers referenced therein and remain in full force and effect.  The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

SIGNATURES
NATIONWIDE LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of the Nationwide Variable Account-II in the State of Ohio on the 12th day of February, 2010.

NATIONWIDE LIFE INSURANCE COMPANY

NATIONWIDE VARIABLE ACCOUNT-II

/s/ JAMIE RUFF CASTO
Name: Jamie Ruff Casto
Title: Managing Counsel

NATIONWIDE INVESTMENT SERVICES CORPORATION has authorized this Application to be duly signed on its behalf in the State of Ohio on the 12th day of February, 2010.
NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ ROBERT O. CLINE
Name: Robert O. Cline
Title: President

Exhibit List
Exhibit A: Resolutions/Certifications and Statements of Authority

(1)	Nationwide Life Insurance Company – Attached hereto.

(2)	Nationwide Variable Account-II – Attached hereto.

(3)	Power of Attorney for Nationwide Life Insurance Company – Attached hereto.

(4)	Nationwide Investment Services Corporation – Attached hereto.

Exhibit B: Verifications

(1)	Nationwide Life Insurance Company and Nationwide Variable Account-II – Attached hereto.

(2)	Nationwide Investment Services Corporation – Attached hereto.